SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 10)

                           Regency Realty Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   758939 10 2

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Laura L. Hamilton

                          Security Capital U.S. Realty

                              25b, Boulevard Royal

                                L-2449 Luxembourg

                                 (352) 46 37 562

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 26, 2000

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)
                              (Page 1 of 18 Pages)

                                 SCHEDULE 13D/A


---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 2 of 18
---------------------------------                -------------------------------



--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        Security Capital U.S. Realty
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        BK, OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                34,273,236
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              34,273,236
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        34,273,326

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.2%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 3 of 18
---------------------------------                -------------------------------


--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        Security Capital Holdings S.A.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        BK, OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                34,273,236
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              34,273,236
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        34,273,326


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.2%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 4 of 18
---------------------------------                -------------------------------
--------------------------------------------------------------------------------

1.     NAMES OF REPORTING PERSONS
       Arden Square Holdings Sarl (f/k/a Security Capital Shopping
       Center I Sarl)
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                2,037,600
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              2,037,600
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,037,600


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                               Page 5 of 18
---------------------------------                -------------------------------

--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        Blossom Valley Holdings Sarl (f/k/a/ Security Capital
        Shopping Center II Sarl)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                2,037,600
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              2,037,600
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,037,600


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 6 of 18
---------------------------------                -------------------------------
--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        Cooper Street Plaza Holdings Sarl (f/k/a/ Security Capital Shopping Center III Sarl)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                2,037,600
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              2,037,600
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,037,600


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 7 of 18
---------------------------------                -------------------------------
--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        Dallas Holdings Sarl (f/k/a/ Security Capital Shopping Center IV Sarl) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                2,037,600
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              2,037,600
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,037,600


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 8 of 18
---------------------------------                -------------------------------
--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        El Camino Holdings Sarl (f/k/a/ Security Capital Shopping Center V Sarl) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                2,037,600
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              2,037,600
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER
----------------
                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,037,600


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13/A
---------------------------------                -------------------------------

     CUSIP No. 758939 10 2                                Page 9 of 18
---------------------------------                -------------------------------
--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        Friars Mission Holdings Sarl (f/k/a/ Security Capital
        Shopping Center VI Sarl)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)     [ ]

                                                                   (b)     [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                2,033,828
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              2,033,828
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER

                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,033,828


--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                      CO

--------------------------------------------------------------------------------

          This Amendment No. 10 is filed by Security Capital U.S. Realty ("SC-U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-U.S. Realty, and Arden Square Holdings Sarl (f/k/a Security Capital Shopping Center I Sarl), Blossom Valley Holdings Sarl (f/k/a Security Capital Shopping Center II Sarl), Cooper Street Plaza Holdings Sarl (f/k/a Security Capital Shopping Center III Sarl), Dallas Holdings Sarl (f/k/a Security Capital Shopping Center IV Sarl), El Camino Holdings Sarl (f/k/a Security Capital Shopping Center V Sarl) and Friars Mission Holdings Sarl (f/k/a Security Capital Shopping Center VI Sarl), each a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Holdings (collectively, the "Shopping Center Subsidiaries"), and amends the Schedule 13D originally filed on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 10 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Corporation, a Florida corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

          Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), beneficially owns approximately 40.6% of the outstanding capital stock of SC-U.S. Realty. On September 26, 2000, SC-U.S. Realty entered into a Transaction Agreement (the "Transaction Agreement") with Security Capital Group and SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"). The Transaction Agreement provides, among things, for the sale by SC-U.S. Realty of all the issued and outstanding shares of capital stock of Holdings owned by SC-U.S. Realty to SC-Realty, all upon the terms and subject to the conditions set forth in the Transaction Agreement (the "Sale Transaction"). Upon consummation of the Sale Transaction, Security Capital Group and SC-Realty would, through their ownership of capital stock of Holdings, beneficially own all of the shares of Common Stock owned by Holdings directly or beneficially through its ownership of the capital stock of the Shopping Center Subsidiaries, and SC-U.S. Realty would cease to beneficially own any shares of Common Stock.

          The consummation of the transactions contemplated by the Transaction Agreement, including the Sale Transaction, is conditioned upon receipt of required approvals by the stockholders of each of Security Capital Group and SC-U.S. Realty, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt by Security Capital Group of transaction financing (for which Security Capital Group has received a commitment from two banks), SC-U.S. Realty stockholders having elected to receive no more than an aggregate of $200 million cash in lieu of shares of Security Capital Group they would otherwise receive in a distribution contemplated by the Transaction Agreement, and other customary conditions.

          A copy of the Transaction Agreement is filed as Exhibit 10.1 to this
Schedule 13D and is hereby incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.


                                 10 of 18 Pages

          Separately, on June 14, 2000, Security Capital Group entered into a letter agreement (the "Security Capital Group Letter Agreement") with Regency, providing that in the event Security Capital Group or any controlled affiliate of Security Capital Group that is at least 98% directly or indirectly owned by Security Capital Group (excluding SC-U.S. Realty and Holdings and any person already included within the definition of "Investor" in the Stockholders Agreement filed as Exhibit 2.1 to this Schedule 13D (as heretofore amended, the "Stockholders Agreement")) should acquire all or substantially all of the Common Stock owned by Holdings, and provided that, on or prior to such acquisition, no change of control of Security Capital Group has occurred and Security Capital Group has not agreed to enter into any transaction that would result in a change of control of Security Capital Group:

     o such an acquisition will not constitute a prohibited transfer under the provisions of the Stockholders Agreement restricting direct and indirect transfers of Common Stock or under the articles of incorporation of Regency (the "Regency Charter");

     o Security Capital Group and such affiliates will be bound by, and be entitled to rights and benefits under, the terms of the Stockholders Agreement (and any other agreements between Regency and SC-U.S. Realty or Holdings) to the same extent as an Investor (as defined in the Stockholders Agreement), and Security Capital Group and such affiliates will thereafter be treated under the Stockholders Agreement and any such other agreements as an Investor for all purposes and as a "Special Shareholder" under the Regency Charter;

     o certain restrictions on Regency in the Stockholders Agreement relating to passive foreign investments will no longer apply; and

     o the restrictions on certain actions by Investor under the Stockholders Agreement, including among others restrictions on purchasing additional shares of Common Stock, will be extended to January 10, 2003.

          In addition, Security Capital Group agreed in the Security Capital Group Letter Agreement, following any such acquisition, (1) to permit Regency to submit to Regency shareholders for approval certain amendments to the Regency Charter reflecting matters covered by the Security Capital Letter Agreement (and Security Capital Group agreed to vote any shares of Common Stock beneficially owned by it in favor of such proposal) and (2) that Security Capital's right to consent to amendments and modifications of the limited partnership agreement of Regency Centers, L.P. will terminate upon the 15% Termination Date (as defined in the Stockholders Agreement).

          A copy of the Security Capital Group Letter Agreement is filed as
Exhibit 10.2 to this Schedule 13D and is hereby incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.


                                 11 of 18 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

          The information provided under Item 4 of this Amendment 10 to the
Schedule 13D is hereby incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

Exhibit 2 Stock Purchase Agreement, dated as of June 11, 1996, by and among Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 3     Joint filing Agreement pursuant to 13d-1(f)(1).

Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto.

Exhibit 2.1 Stockholders Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A., Security Capital U.S. Realty and The Regency Group, Inc.

Exhibit 2.2 Registration Rights Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 2.1A  Amendment No. 1 to Stockholders Agreement, dated as of
              February 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 3.1 Subscription Agreement, dated as of July 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 4.1 Subscription Agreement, dated as of August 6, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.


                                 12 of 18 Pages

Exhibit 5.1 Subscription Agreement, dated as of August 28, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 6.1 Subscription Agreement, dated as of December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 6.2   Amendment No. 2 to Stockholders Agreement, dated as of
              December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 7.1 Subscription Agreement, dated as of June 29, 1998, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 8.1 Agreement and Plan of Merger dated as of September 23, 1998 between Pacific Retail Trust and Regency Realty Corporation.

Exhibit 8.2   Amendment No. 3 to Stockholders Agreement dated as of
              September 23, 1998 between Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 8.3 Shareholder Voting Agreement dated as of September 23, 1998 among Regency Realty Corporation, Pacific Retail Trust, Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 8.4 Transfer Restriction Agreement dated as of September 23 1998 between Pacific Retail Trust and Security Capital Holdings S.A.

Exhibit 8.5   Transfer  Restriction  Agreement dated as of September
              23 1998 between Regency Realty Corporation and Security Capital Holdings S.A.

Exhibit 9.1 Amendment No. 2 to Registration Rights Agreement dated as of February 28, 1999 between Regency Realty Corporation, Security Capital U.S. Realty, Security Capital Holdings S.A. and the others specified in the definition of "Buyer" under the Regency Registration Rights Agreement.

Exhibit 9.2 Waiver dated as of February 28, 1999 between Security Capital U.S. Realty, Security Capital Holdings S.A. and Regency Realty Corporation.

Exhibit 9.3 Information with respect to the Managers of the Shopping Center Subsidiaries.

Exhibit 9.4   Joint Filing Agreement with Respect to Schedule 13D.



                                 13 of 18 Pages

Exhibit 10.1 Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to
              Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26,
              2000).

Exhibit 10.2 Letter Agreement, dated June 14, 2000, between Security Capital Group Incorporated and Regency Realty Corporation.



                                 14 of 18 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SECURITY CAPITAL U.S. REALTY


                                          By: /s/ Laura L. Hamilton
                                              ---------------------------
                                              Name:   Laura L. Hamilton
                                              Title:  Vice President

     September 27, 2000




                                 15 of 18 Pages

                                  EXHIBIT INDEX

Exhibit                            Description

  1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

  2* Stock Purchase Agreement, dated as of June 11, 1996, by and among Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

  3*    Joint filing Agreement pursuant to 13d-1(f)(1).

  4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto.

 2.1* Stockholders Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A., Security Capital U.S. Realty and The Regency Group, Inc.

 2.2* Registration Rights Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

2.1A* Amendment No. 1 to Stockholders Agreement, dated as of February 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

 3.1* Subscription Agreement, dated as of July 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

 4.1* Subscription Agreement, dated as of August 6, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.


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                                 16 of 18 Pages
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 5.1*   Subscription Agreement, dated as of August 28, 1997, by and among
        Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

 6.1* Subscription Agreement, dated as of December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

 6.2* Amendment No. 2 to Stockholders Agreement, dated as of December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

 7.1* Subscription Agreement, dated as of June 29, 1998, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

 8.1* Agreement and Plan of Merger dated as of September 23, 1998 between Pacific Retail Trust and Regency Realty Corporation.

 8.2* Amendment No. 3 to Stockholders Agreement dated as of September 23, 1998 between Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

 8.3* Shareholder Voting Agreement dated as of September 23, 1998 among Regency Realty Corporation, Pacific Retail Trust, Security Capital U.S. Realty and Security Capital Holdings S.A.

 8.4* Transfer Restriction Agreement dated as of September 23 1998 between Pacific Retail Trust and Security Capital Holdings S.A.

 8.5* Transfer Restriction Agreement dated as of September 23 1998 between Regency Realty Corporation and Security Capital Holdings S.A.

 9.1* Amendment No. 2 to Registration Rights Agreement dated as of February 28, 1999 between Regency Realty Corporation, Security Capital U.S. Realty, Security Capital Holdings S.A. and the others specified in the definition of "Buyer" under the Regency Registration Rights Agreement.


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                                 17 of 18 Pages
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 9.2*   Waiver dated as of February 28, 1999 between Security Capital U.S.
        Realty, Security Capital Holdings S.A. and Regency Realty Corporation.

 9.3* Information with respect to the Managers of the Shopping Center Subsidiaries.

 9.4*   Joint Filing Agreement with Respect to Schedule 13D.

 10.1 Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

 10.2 Letter Agreement, dated June 14, 2000, between Security Capital Group Incorporated and Regency Realty Corporation.



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                                 18 of 18 Pages